AngloGold Ashanti plc
Registration Number 14654651
Incorporated in England & Wales
Registered Office Address:
4th Floor, Communications House
South Street
Staines Upon Thames
United Kingdom
TW18 4PR
Tel: +44 (0) 203 968 3320
Fax: +44 (0) 203 968 3325
Website: www.anglogoldashanti.com

VIA EDGAR

June 27, 2023

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re: Delaying amendment for AngloGold Ashanti plc Registration Statement on Form F-4 (File No. 333-272867)

Ladies and Gentlemen:

Reference is made to the Registration Statement on Form F-4 (File No. 333-272867) filed with the Securities and Exchange Commission (the “Commission”) by AngloGold Ashanti plc (the “Registrant”) on June 23, 2023 (the “Registration Statement”). Pursuant to Rule 473(c) of the Securities Act of 1933, as amended (the “Act”), the following delaying amendment, prescribed by Rule 473(a) of the Act, is hereby incorporated into the facing page of the Registration Statement:

“The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933, as amended, or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said section 8(a), may determine.”

No fees are required in connection with this filing. If you have any questions or comments in connection with this delaying amendment, please call George A. Stephanakis of Cravath, Swaine & Moore LLP at +44-20-7453-1040, outside counsel to the Registrant.

Very truly yours,
AngloGold Ashanti plc
By:	/s/ Robert Paul Harling Hayes
Name: Robert Paul Harling Hayes
Title: Executive Director

cc:	George A. Stephanakis, Cravath, Swaine & Moore LLP

Directors: A Calderon Zuleta (Australian) | RPH Hayes (UK)